
GRASIM
ADITYA BIRLA GROUP

82-3322



05005110

December 16, 2004

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: voluntary Delisting of Equity Shares

Ref: SEBI (Delisting of Securities) Guidelines, 2003

Please note that Madhya Pradesh Stock Exchange, Indore vide its letter No.MPSE/505/12/2004 dated December 13, 2004 (copy enclosed) has informed the Company that it has delisted the shares of the Company from its Stock Exchange with effect from December 13, 2004 pursuant to the application made by the Company to it for Voluntary Delisting of its Shares.

Thanking you,

Yours faithfully,

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL


SEC MAIL
JAN 06 2005
WASH. D.C.

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)



Madhya Pradesh Stock Exchange

"Palika Plaza", Phase-II, 201, IInd Floor, M.T.H. Compound, INDORE - 452 001
✆ : 2432842 to 48 Fax : 0731-2432849 Modem : 2432850
E-mail : mpseind@sancharnet.in Website : www.mpseindia.com

Date ______________

MPSE/ 505 / 12 /2004

December 13, 2004



GRASIM INDUSTRIES LTD
CORPORATE FINANCE DIVISION
ADITYA BIRLA CENTRE, 'A' WING
2nd FLOOR S. K. AHIRE MARG, WORLI
MUMBAI - 400 021

Dear Sir,

Sub: Delisting of Securities.

This is in reference to your request for delisting the securities of your company.

This is to inform you that the securities of the company are hereby delisted from the Exchange w.e.f. December 13, 2004.

Thanking you

Yours faithfully
For **Madhya Pradesh Stock Exchange**

R K PILLAI
EXECUTIVE DIRECTOR

cc: - **All Stock Exchanges**
- **CDSL / NSDL**
- **EDP / Notice Board**


PROCESSING
JAN 0 5 2005
WASH. D.C.
179
SECTION